Filed pursuant to Rule 433

Registration No. 333-133852

BANK OF AMERICA CORPORATION

$2,000,000,000

MEDIUM-TERM NOTES, SERIES L

4.90% SENIOR NOTES, DUE MAY 2013

FINAL TERM SHEET

Dated April 29, 2008

Issuer:	Bank of America Corporation

Ratings:	Aa2 (Moody’s)/AA (S&P)/AA (Fitch)

Title of the Series:	4.90% Senior Notes, due May 2013

Aggregate Principal Amount Initially Being Issued:	$2,000,000,000

Issue Price:	99.724%

Trade Date:	April 29, 2008

Settlement Date:	May 2, 2008 (DTC)

Maturity Date:	May 1, 2013

Ranking:	Senior

Minimum Denominations:	$5,000 and multiples of $5,000 in excess of $5,000.

Day Count Fraction:	30/360

Interest Rate:	4.90%

Interest Payment Dates:	May 1 and November 1 of each year, beginning November 1, 2008.

Interest Periods:	Semi-annual

Optional Redemption:	None

Listing:	None

Lead Manager:	Banc of America Securities LLC

Co-Managers:	Deutsche Bank Securities Inc. UBS Securities LLC

Junior Co-Managers:	CastleOak Securities, L.P. Jackson Securities, LLC

CUSIP:	06051G DW6

ISIN:	US06051GDW69

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer or the lead manager will arrange to send you the prospectus supplement and the prospectus if you request them by contacting Bank of America Corporation, Corporate Treasury – Securities Administration, at 1-866-804-5241, or Banc of America Securities LLC, toll free at 1-800-294-1322. You may also request copies by e-mail from securities.administration@bankofamerica.com or dg.prospectus_distribution@bofasecurities.com.

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